Exhibit 12.1

Electronics for Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Nine Months Ended September 30, 2006
	2001 As restated(2)	2002 As restated(2)	2003 As restated(2)	2004 As restated(2)	2005 As restated(2)

Income (loss) from continuing operations before income taxes	$60,372	$13,783	$34,776	$21,311	$(4,469)	$41,886
Fixed charges:
Interest expense (including capitalized interest)	1,229	22	2,886	5,632	5,010	3,754
Interest relating to rental expense(1)	3,644	2,853	2,141	2,584	4,079	4,246

Total fixed charges	4,873	2,875	5,027	8,216	9,089	8,000

Earnings available for fixed charges	$65,245	$16,658	$39,803	$29,527	$4,620	$49,886

Ratio of earnings to fixed charges	13.39	5.79	7.92	3.59	0.51	6.24

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 which was deemed to be all interest.

(2)	See Note 2, “Restatement of Condensed Consolidated Financial Statements” to Consolidated Financial Statements.